AC Immune SA

VOTE

Using a <u>black ink</u> pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. ☒

2020 Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

AC Immune SA - THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Reymond & Associés as independent proxy, and hereby authorizes it to represent and to vote, as directed below, all the Common shares of AC Immune SA that the undersigned is entitled to vote at the Annual General Meeting to be held at 11:00 AM Central European Time on June 26, 2020 at the Company's offices at EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland. This proxy, when properly executed, will be voted as the undersigned directs herein. If no specific instructions are given herein, the undersigned hereby instructs the independent proxy to vote "FOR" each of Agenda Items 1-6 (including each subpart thereof). If a new agenda item or a new proposal for an existing agenda item is put before the Annual General Meeting and no specific instructions are given herein, the undersigned hereby instructs the independent proxy to vote in accordance with the position of the Board of Directors. In order to assure that your votes are tabulated in time to be voted at the Annual General Meeting, you must submit your proxy card so that it is received by 11:59 PM, US Eastern Standard Time on June 24, 2020.

A Proposals - The Board of Directors of the Company recommends that you vote your shares "FOR" each of the Agenda Items 1 - 6 (Including each subpart thereof).

	For	Against	Abstain
1. Approval of the Annual Report, Annual Statutory Financial Statements and Financial Statements under IFRS for the Year 2019	☐	☐	☐
2. Appropriation of Profit	☐	☐	☐
3. Discharge of the Members of the Board of Directors and of the Executive Committee	☐	☐	☐

4. Compensation for the Members of the Board of Directors and the Executive Committee

	For	Against	Abstain
4.1. Binding vote on Total Non-Performance-Related Compensation for Members of the Board of Directors from 1 July 2020 to 30 June 2021	☐	☐	☐
4.2. Binding vote on Equity for Members of the Board of Directors from 1 July 2020 to 30 June 2021	☐	☐	☐
4.3. Binding vote on Total Non-Performance-Related Compensation for Members of the Executive Committee from 1 July 2020 to 30 June 2021	☐	☐	☐
4.4. Binding vote on Total Variable Compensation for Members of the Executive Committee for the current year 2020	☐	☐	☐
4.5. Binding vote on Equity for Members of the Executive Committee from 1 July 2020 to 30 June 2021	☐	☐	☐
4.6. Advisory vote on the 2019 Compensation Report	☐	☐	☐

5. Re-Elections

5.1. Re-elections to the Board of Directors

	For	Against	Abstain		For	Against	Abstain
5.1.a Douglas Williams as member and Chairman	☐	☐	☐	5.1.b Martin Velasco as member and Vice-Chairman	☐	☐	☐
5.1.c Peter Bollmann	☐	☐	☐	5.1.d Andrea Pfeifer	☐	☐	☐
5.1.e Tom Graney	☐	☐	☐	5.1.f Werner Lanthaler	☐	☐	☐
5.1.g Roy Twyman	☐	☐	☐				

5.2. Re-elections of the Members of the Compensation, Nomination & Corporate Governance Committee

	For	Against	Abstain		For	Against	Abstain
5.2.a Douglas Williams	☐	☐	☐	5.2.b Martin Velasco	☐	☐	☐
5.2.c Tom Graney	☐	☐	☐				

	For	Against	Abstain
5.3. Re-election of PricewaterhouseCoopers SA (Pully) as statutory auditors	☐	☐	☐
5.4. Re-election of Reymond & Associés (Lausanne) as independent proxy	☐	☐	☐

**Please see reverse side for additional proposals and required signature.*

1 U P X 4 6 3 7 7 5

039QZE

2020 Annual General Meeting of AC Immune SA

Dear Shareholder of AC Immune SA,

This document is your individualized Proxy Card, to issue instructions to AC Immune SA's independent proxy.

Important Notice: a personal attendance of the shareholders at the 2020 Annual General Meeting of AC Immune SA is not possible.

Based on article 6a of the Swiss Federal Council's "Ordinance 2 on Measures to Combat the Coronavirus (COVID-19 Ordinance 2)" of 13 March 2020, as subsequently amended, the Board of Directors of AC Immune SA decided that shareholders (i) will not be able to attend the Annual General Meeting on 26 June 2020 in person and (ii) can exercise their rights at this Annual General Meeting only through the independent proxy, Reymond & Associés, represented by Mr. Denis Cherpillod, Attorney at Law, Lausanne, Switzerland. Further organizational information on the Annual General Meeting 2020 can be found in the Invitation to the Annual General Meeting.

The agenda and related information are included in the Invitation to the Annual General Meeting of shareholders of AC Immune SA.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via Internet or by marking your choices on this proxy card and then signing, dating and mailing it, in all cases following the instructions in the Invitation (see Section "Organizational Notes").

Sincerely,

AC Immune SA

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy Card - AC Immune SA

6. Amendments to the Articles of Association

	For	Against	Abstain
6.1 Authorized Share Capital	☐	☐	☐
6.2 Conditional Capital Increase for Bonds and Similar Debt Instruments	☐	☐	☐

If a new agenda item or a new proposal for an existing agenda item is put before the meeting, I/we hereby authorize and instruct the independent proxy to vote as follows:

In accordance with the position of the Board of Directors ☐ Against new items and proposals ☐ Abstain ☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership or limited liability company, please sign in partnership or limited liability company name by authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		